EXHIBIT 99.1

FirstService Reports Very Strong Second Quarter Results

Performance driven by Robust Organic Growth across all Operations

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020

Revenues (millions)	$831.6	$621.6	$1,542.7	$1,255.4
Adjusted EBITDA (millions) (note 1)	89.9	71.2	149.6	115.1
Adjusted EPS (note 2)	1.21	0.86	1.87	1.23

GAAP Operating Earnings	61.4	44.9	95.3	60.9
GAAP EPS	0.83	0.64	1.32	0.77

TORONTO, July 27, 2021 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported very strong results for its second quarter ended June 30, 2021. All amounts are in US dollars.

Consolidated revenues for the second quarter were $831.6 million, a 34% increase relative to the same quarter in the prior year, including 25% organic growth. Adjusted EBITDA (note 1) increased 26% to $89.9 million, and Adjusted EPS (note 2) was $1.21, representing 41% growth over the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $61.4 million, up from $44.9 million in the prior year period. The GAAP diluted earnings per share was $0.83 in the quarter, compared to $0.64 for the same quarter a year ago.

For the six months ended June 30, 2021, consolidated revenues were $1.54 billion, a 23% increase relative to the comparable prior year period, Adjusted EBITDA was $149.6 million, up 30%, and Adjusted EPS was $1.87, an increase of 52% versus the prior year period. FirstService’s GAAP Operating Earnings were $95.3 million in the current year period, versus $60.9 million in the prior year. The GAAP diluted earnings per share for the six months year-to-date was $1.32, compared to $0.77 in the prior year period.

“The strong results for this second quarter reflect an acceleration of activity in many of our brands and a resumption of amenity services approaching normalized levels in our property management business,” said Scott Patterson, Chief Executive Officer of FirstService. “We are very pleased with our performance in the face of a challenging labour market. Recruitment and adding resources to our talented teams is a focus area for us to further capitalize on the strong market demand,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.0 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $406.2 million for the second quarter, up 20% compared to the prior year quarter, including organic growth of 16%. The strong revenue performance in the quarter reflected a significant increase in labour-driven services, including our amenity management offering which benefited from the reopening of client facilities in the aftermath of the pandemic. Adjusted EBITDA for the quarter was $46.5 million, versus $37.2 million in the prior year period. GAAP Operating Earnings were $40.4 million, versus $32.0 million for the second quarter of last year. Margin expansion in the division during the quarter was positively impacted by an increase in higher margin ancillary revenues, primarily related to continued strong home resale activity.

FirstService Brands revenues during the second quarter grew to $425.4 million, up 50% relative to the prior year period. Organic growth was 36%, with the balance from recent tuck-under acquisitions. Top-line growth was driven by robust home improvement performance, with strong increases both year-over-year and on a sequential quarterly basis. Growth was also very strong in our restoration operations, which benefited from increased weather-related activity and large loss claims relative to last year. Adjusted EBITDA for the second quarter was $48.2 million, versus $35.8 million in the prior year period. GAAP Operating Earnings were $30.7 million, versus $17.4 million in the prior year quarter. Margin compression resulted from the increased contribution mix of restoration operations to the Brands division for the current quarter, as well as reinvestment in our service lines relative to the pandemic-driven cost reductions in the prior year second quarter.

Corporate costs, as presented in Adjusted EBITDA, were $4.8 million in the second quarter, relative to $1.9 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $9.8 million, relative to $4.4 million in the prior year period. The year-over-year cost increase reflects higher compensation expense compared to the prior year second quarter, which included significant COVID-19 expense reductions.

Conference Call
FirstService will be holding a conference call on Tuesday, July 27, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2020 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2021	2020	2021	2020

Net earnings	$44,020	$29,917	$67,863	$35,697
Income tax	14,280	9,603	22,000	11,149
Other income, net	(888)	(147)	(2,756)	(376)
Interest expense, net	3,971	5,530	8,158	14,417
Operating earnings	61,383	44,903	95,265	60,887
Depreciation and amortization	23,674	23,488	46,899	46,995
Acquisition-related items	(107)	397	(206)	802
Stock-based compensation expense	4,903	2,443	7,690	6,412
Adjusted EBITDA	$89,853	$71,231	$149,648	$115,096

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2021	2020	2021	2020

Net earnings	$44,020	$29,917	$67,863	$35,697
Non-controlling interest share of earnings	(1,596)	(3,326)	(5,363)	(5,081)
Acquisition-related items	(107)	397	(206)	802
Amortization of intangible assets	10,408	10,864	20,420	22,225
Stock-based compensation expense	4,903	2,443	7,690	6,412
Income tax on adjustments	(3,981)	(3,460)	(7,309)	(7,446)
Non-controlling interest on adjustments	(177)	(298)	(352)	(520)
Adjusted net earnings	$53,470	$36,537	$82,743	$52,089

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2021	2020	2021	2020

Diluted net earnings per share	$0.83	$0.64	$1.32	$0.77
Non-controlling interest redemption increment	0.13	(0.01)	0.09	(0.04)
Acquisition-related items	-	0.01	-	0.02
Amortization of intangible assets, net of tax	0.17	0.18	0.33	0.37
Stock-based compensation expense, net of tax	0.08	0.04	0.13	0.11
Adjusted earnings per share	$1.21	$0.86	$1.87	$1.23

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Revenues	$831,630	$621,597	$1,542,696	$1,255,428

Cost of revenues	554,676	412,010	1,045,488	847,159
Selling, general and administrative expenses	192,004	140,799	355,250	299,585
Depreciation	13,266	12,624	26,479	24,770
Amortization of intangible assets	10,408	10,864	20,420	22,225
Acquisition-related items (1)	(107)	397	(206)	802
Operating earnings	61,383	44,903	95,265	60,887
Interest expense, net	3,971	5,530	8,158	14,417
Other income	(888)	(147)	(2,756)	(376)
Earnings before income tax	58,300	39,520	89,863	46,846
Income tax	14,280	9,603	22,000	11,149
Net earnings	44,020	29,917	67,863	35,697
Non-controlling interest share of earnings	1,596	3,326	5,363	5,081
Non-controlling interest redemption increment	5,725	(531)	3,910	(1,791)
Net earnings attributable to Company	$36,699	$27,122	$58,590	$32,407

Net earnings per common share
Basic	$0.84	$0.64	$1.34	$0.77
Diluted	0.83	0.64	1.32	0.77

Adjusted earnings per share (2)	$1.21	$0.86	$1.87	$1.23

Weighted average common shares (thousands)
Basic	43,830	42,397	43,764	41,977
Diluted	44,365	42,710	44,287	42,322

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	June 30, 2021	December 31, 2020

Assets
Cash and cash equivalents	$176,616	$184,295
Restricted cash	30,805	24,643
Accounts receivable	466,091	418,890
Prepaid and other current assets	213,533	191,488
Current assets	887,045	819,316
Other non-current assets	16,349	14,970
Fixed assets	133,073	126,569
Operating lease right-of-use assets	156,858	153,185
Goodwill and intangible assets	1,119,131	1,082,500
Total assets	$2,312,456	$2,196,540

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$364,053	$349,692
Other current liabilities	141,297	102,266
Operating lease liabilities - current	37,826	35,315
Long-term debt - current	56,755	56,478
Current liabilities	599,931	543,751
Long-term debt - non-current	515,590	533,126
Operating lease liabilities - non-current	130,098	128,793
Other liabilities	101,606	96,093
Deferred income tax	40,507	41,345
Redeemable non-controlling interests	201,229	193,034
Shareholders' equity	723,495	660,398
Total liabilities and equity	$2,312,456	$2,196,540

Supplemental balance sheet information
Total debt	$572,345	$589,604
Total debt, net of cash	395,729	405,309

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$44,020	$29,917	$67,863	$35,697
Items not affecting cash:
Depreciation and amortization	23,674	23,488	46,899	46,995
Deferred income tax	(981)	(2,149)	(1,730)	(4,205)
Other	5,024	1,845	7,998	5,669
	71,737	53,101	121,030	84,156

Changes in non-cash working capital
Accounts receivable	(46,938)	11,911	(38,686)	32,893
Payables and accruals	18,552	28,814	(8,368)	18,335
Other	36,661	19,396	32,747	17,657
Net cash provided by operating activities	80,012	113,222	106,723	153,041

Investing activities
Acquisition of businesses, net of cash acquired	(37,082)	-	(39,603)	-
Purchases of fixed assets	(15,766)	(6,733)	(29,103)	(22,081)
Other investing activities	(2,210)	(603)	(4,276)	(786)
Net cash used in investing activities	(55,058)	(7,336)	(72,982)	(22,867)

Financing activities
Increase in long-term debt, net	19,748	(105,072)	(17,905)	(121,924)
Proceeds received on common share issuance	-	150,008	-	150,008
Purchases of non-controlling interests, net	(2,009)	(11,316)	(5,400)	(15,067)
Dividends paid to common shareholders	(7,999)	(6,867)	(15,191)	(13,091)
Distributions paid to non-controlling interests	(5,286)	-	(7,156)	(50)
Other financing activities	264	(1,164)	9,861	1,228
Net cash provided by (used in) financing activities	4,718	25,589	(35,791)	1,104

Effect of exchange rate changes on cash	323	626	533	(284)

Increase (decrease) in cash, cash equivalents and restricted cash	29,995	132,101	(1,517)	130,994

Cash, cash equivalents and restricted cash, beginning of period	177,426	133,184	208,938	134,291

Cash, cash equivalents and restricted cash, end of period	$207,421	$265,285	$207,421	$265,285

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2021
Revenues	$406,221	$425,409	$-	$831,630
Adjusted EBITDA	46,494	48,171	(4,812)	89,853

Operating earnings	40,404	30,749	(9,770)	61,383

2020
Revenues	$338,153	$283,444	$-	$621,597
Adjusted EBITDA	37,245	35,844	(1,858)	71,231

Operating earnings	31,980	17,364	(4,441)	44,903

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2021
Revenues	$756,701	$785,995	$-	$1,542,696
Adjusted EBITDA	75,901	81,578	(7,831)	149,648

Operating earnings	63,648	47,255	(15,638)	95,265

2020
Revenues	$677,816	$577,612	$-	$1,255,428
Adjusted EBITDA	61,135	57,790	(3,829)	115,096

Operating earnings	49,404	22,271	(10,788)	60,887

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566